1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2006.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road,

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited (Registrant)

Date January 23, 2006	By	/s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

YANZHOU COAL MINING COMPANY LIMITED

(YZC)

ANNOUNCEMENT

TEMPORARY SUSPENSION OF TRADING

China, January 23, 2006—Yanzhou Coal Mining Company Limited (YZC) announces suspension of trading of its ADSs on the New York Stock Exchange on January 23 and January 24. For further information, please see the attached announcement published in Hong Kong on January 23.

ABOUT THE COMPANY

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

TEMPORARY SUSPENSION OF TRADING

Yankuang Group Corporation Limited, the only shareholder holding non-tradable shares of the Company, has proposed a share reform plan. Trading in the A shares of the Company on the Shanghai Stock Exchange is suspended from the date of this announcement.

Trading in the H shares of the Company on the Hong Kong Stock Exchange is also suspended from the date of this announcement pending the release of a more detailed announcement on the share reform plan proposed by Yankuang Group Corporation Limited.

Investors should exercise caution when dealing in the H shares of the Company.

In accordance with the requirements under the relevant documents including the “Guidelines of the State Council for Promoting the Reform and Opening-up and Sustained Development of the Capital Market”, “Guiding Opinions on the Non-tradable Share Reform of Listed Companies” jointly promulgated by the China Securities Regulatory Commission (“CSRC”), State-Owned Assets Supervision and Administration Commission of the State Council, Ministry of Finance, People’s Bank of China and Ministry of Commerce and the “Administrative Measures on the Non-tradable Share Reform of Listed Companies” promulgated by CSRC, Yankuang Group Corporation Limited, the only shareholder holding non-tradable shares of Yanzhou Coal Mining Company Limited (the “Company”), has proposed a share reform plan. The directors of the Company have appointed Guotai Junan Securities Company Limited to seek the opinion of the Shanghai Stock Exchange on the feasibility of the proposed share reform plan and the timetable for a meeting of the holders of domestic shares of the Company. Having consulted the Shanghai Stock Exchange, the Company hereby announces that:-

1.	trading in the A shares of the Company on the Shanghai Stock Exchange is suspended from the date of this announcement;

2.	the Company will publish a notice of the meeting of the holders of domestic shares of the Company and will announce further details of the share reform plan proposed by Yankuang Group Corporation Limited.

Trading of the H shares of the Company on The Stock Exchange of Hong Kong Limited is also suspended from the date of this announcement pending the release of a more detailed announcement on the share reform plan proposed by Yankuang Group Corporation Limited.

Investors should exercise caution when dealing in the H shares of the Company.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC, 23 January 2006

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310